EXHIBIT 99



     April 18, 2001


     For media inquiries:                              For financial inquiries:
     Katherine Taylor                                  John Hecht
     Investor Relations Manager                        Chief Financial Officer
     815-961-7164                                      815-961-2787




           AMCORE FINANCIAL, INC. REPORTS FIRST QUARTER 2001 EARNINGS

     ROCKFORD, IL -- AMCORE Financial, Inc. reported earnings per share of $0.39 on net income of $10.2 million for the first quarter ending March 31, 2001.

     Earnings per share on a year-over-year basis were essentially flat, as the slowing economy and carry over impact of last year's unusual rate environment impacted net income. Net income declined $893,000 when compared to the first quarter of 2000 and was the result of lower margins, a $221 million decrease in average earning assets, and the cost of stock repurchases.

     "However, we made progress with our margins during the first quarter of 2001 when compared to the prior quarter, yet they still remain below 2000 levels," said Robert J. Meuleman, chairman and chief executive officer. "In addition, the weakness in the equity markets as evidenced by the NASDAQ and the S&P 500 indexes has negatively impacted our trust and asset management income year over year."

     HIGHLIGHTS
     ----------

     o Diluted earnings per share in the first quarter were $0.39, compared to the $0.40 in the first quarter of 2000.
     o The stock repurchase program, downsizing in the investment portfolio and a slowing economy resulted in net income decreasing 8 percent, or $893,000, to $10.2 million for the first quarter of 2001 compared to the same period a year ago.
     o Net interest margin decreased 22 basis points to 3.22 percent from the same period a year ago, but increased 8 basis points up from 3.14 percent in the fourth quarter of 2000.
     o Increased emphasis on loan quality and use of a new loan pricing discipline resulted in a decrease of 6 percent, or $167 million in average loans, from the same period last year.
     o Return on equity was 12.99 percent down from a record 15.63 percent in the first quarter of 2000 and 14.17 percent in the fourth quarter 2000. This reflects the lower earnings and a $30 million increase on average from March 31, 2000 in the value of securities available for sale.
     o Operating expenses increased 3 percent, or $882,000, compared to the first quarter of 2000.
     o Mortgage activity was very strong and resulted in $109 million in closed loans during the quarter, up $70 million from the same quarter a year ago. This was predominantly due to refinance activity, which also resulted in a mortgage servicing right impairment charges of approximately $300,000 taken during the quarter.


                                     (More)

     EARNINGS SUMMARY
     ----------------


      "Having experienced a record 10 years of economic expansion in the U.S. economy, we have seen a slow down within sectors of our loan portfolio," said Meuleman. "Through our reorganization process we have centralized our commercial credit underwriting and have enhanced control over the entire credit process and our pricing disciplines. This has caused a purposeful lowering of loans in the portfolio given the current economy."

     Since the first quarter of 2000, the Company has sold $118 million of indirect auto loans and securitized $52 million of 1 - 4 family mortgage loans, which has improved liquidity. Excluding these deliberate actions, average loans would have been flat year over year. For the first quarter of 2001, the Company recorded $780,000 in non-interest income from the sale of auto loans.

     As part of an ongoing process to reduce interest rate risk and wholesale borrowings, AMCORE has continued to resize its investment portfolio. Excluding the securitized mortgages of $52 million, the Company has further reduced its investment portfolio by $145 million, on average, from the first quarter of 2000. "While this has the immediate impact of reducing our net interest income, we believe the reduction in our interest rate risk outweighs its earnings contribution," said Meuleman. "This is a short term negative, but a significant positive for the long-term outlook."

     Net income for the first quarter was $10.2 million, an 8 percent decrease from $11.1 million in the first quarter of 2000. Average earning assets decreased $221 million, or 5 percent, contributing to a $893,000 decrease in net income. Average loans decreased 6 percent or $167 million to $2.6 billion.

     Net interest margin decreased 22 basis points to 3.22 percent from the same period a year ago but increased 8 basis points from the fourth quarter of 2000. "Our margins are improving in the current rate environment and also reflect significant reductions in our wholesale borrowing, which has lowered our cost of funds," said Meuleman. Total average wholesale funding has been reduced by $179 million from the first quarter of 2000. "We've also introduced a free checking product in the first quarter as a means of attracting low cost deposits."

     "In total, these balance sheet restructuring actions are intended to improve the predictability and quality of future earnings," said Meuleman.

     Trust and asset management revenues decreased $840,000, or 11 percent, in the first quarter of 2001 from $7.6 million in the first quarter of 2000. "The overall decline in the stock market over recent months has impacted our asset management business, particularly equity values upon which our fees are based," said Meuleman.

     "We are not unique in this respect, but the composition of our managed assets is evenly divided between equity, fixed income and money market investments. Therefore, when one sector is experiencing pressure, as the equity markets have been recently, other sectors can lessen the impact. For comparison purposes, the S&P 500 and the NASDAQ were down nearly 22 percent and 60 percent, respectively, from the first quarter of 2000 to the first quarter of 2001, yet the Lehman Aggregate bond index was up nearly 13 percent. "Because of favorable outcomes in the fixed income market, our decrease in net income was limited to 11 percent," said Meuleman.

     Mortgages revenues were up 144%, or $1.4 million, primarily due to refinancing activity. During the first quarter of 2001, the Company took a charge to reflect a decrease of servicing rights of approximately $300,000, which is the result of higher refinancing activity. During the first quarter of 2001, mortgage volume was already at 50 percent of the total volume for the previous year. "We've been successful in capturing a significant portion of the refinancing business in our markets because of the strong name recognition of our mortgage company and our scalable processing systems that allows us to efficiently take on an increase in volume when opportunities arise."

     Total operating expenses increased only 3 percent from a year ago to $30.6 million. The increase was primarily due to increases in refinancing volume, higher occupancy costs primarily due to increases in fuel prices, higher credit related costs and higher health care costs.

     "Like many other companies have experienced, our healthcare costs began running significantly higher during the second half of 2000 and we expect the increase to moderate in the upcoming quarter due to structural changes in the plan and other cost containment activities," said Meuleman.


     ASSET QUALITY AND RESERVES
     --------------------------

     The allowance for loan losses to ending loans increased to 1.15 percent at March 31, 2001 from 1.05 percent at March 31, 2000. Reserve coverage of non-performing loans decreased to 93 percent at March 31, 2001 down from 131 percent at March 31, 2000. Total non-performing assets at March 31, 2001 were $35.6 million, or 0.85 percent of total assets. Net charge-offs represented 24 basis points annualized of average loans for the first quarter compared to 23 basis points in the first quarter of 2000 and 26 basis points in the fourth quarter of 2000.

     "About $9 million of the total increase in non-performing loans is due to three unrelated credits that were added to non-performing loans during the quarter," said Meuleman. "Two were previously disclosed in the Company's Annual Report and Form 10K. These are three diverse credits that are not tied to any one industry."


    OUTLOOK
    -------

     "The first quarter of 2001 was within our expectations when taking into account the slow down in the economy and carryover impact of the inverted yield curve from the previous year," said Meuleman. "Going forward we expect to see the margin improvement that began in the first quarter accelerate as the interest rate environment improves. We expect our margin for the full year to be within the 3.40 to 3.45 percent range."

     We expect our performance in the latter half of the year to outpace the first half of the year and we believe our yearly earnings per share target should come within the range of $1.65 to $1.70. Our operating expenses are expected to be up only 3.5 percent for the full year and our trust and asset management revenues should be down only 7 to 8 percent compared to 2000."

     As previously announced, the Company has reached definitive agreements for the sale of its Ashton, Rochelle, Mt. Morris, Aledo, Sheffield and Wyanet branches and continues to pursue the sale of its Gridley branch. Combined the seven branches represent approximately $75.8 million in loans and other assets and $176.0 million in deposits. AMCORE expects the branch sales will result in gains individually and in total.

     AMCORE Financial, Inc. is the bank distinguished by high performance asset management and the delivery of tailored products to business customers in selected high growth Midwestern markets. The Company is headquartered in northern Illinois with investment assets under administration of $4.8 billion and banking assets of $4.2 billion with 65 locations in Illinois and Wisconsin.

     The company has two financial services companies: AMCORE Mortgage, Inc. and AMCORE Investment Group. AMCORE Mortgage provides a variety of mortgage lending products and services to individuals. AMCORE Investment Group provides the following services: trust, brokerage, investment management, mutual fund administration, employee benefit plan record keeping and is the investment advisor for the Vintage family of mutual funds.

This news release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, plans, objectives, future performance and business of AMCORE. Statements that are not historical facts, including statements about beliefs and expectations, are forward-looking statements. These statements are based upon beliefs and assumptions of AMCORE'S management and on information currently available to such management. The use of the words "believe", "expect", "anticipate", "plan", "estimate", "may", "will" or similar expressions are forward looking statements. Forward-looking statements speak only as of the date they are made, and AMCORE undertakes no obligation to update publicly any of them in light of new information or future events.

Contemplated, projected, forecasted or estimated results in such forward-looking statements involve certain inherent risks and uncertainties. A number of factors
- many of which are beyond the ability of the company to control or predict - could cause actual results to differ materially from those in its forward-looking statements. These factors include, among others, the following possibilities: (I) heightened competition, including specifically the intensification of price competition, the entry of new competitors and the formation of new products by new and existing competitors; (II) adverse state and federal legislation and regulation; (III) failure to obtain new customers and retain existing customers; (IV) inability to carry out marketing and/or expansion plans; (V) loss of key executives or personnel; (VI) changes in interest rates including the effect of prepayment; (VII) general economic and business conditions which are less favorable than expected; (VIII) equity and fixed income market fluctuations; (IX) unanticipated changes in industry trends;
(X) unanticipated changes in credit quality and risk factors; (XI) success in gaining regulatory approvals when required; (XII) changes in Federal Reserve Board monetary policies; (XIII) unexpected outcomes on existing or new litigation in which AMCORE, its subsidiaries, officers, directors or employees are named defendants; (XIV) technological changes; (XV) changes in accounting principles generally accepted in the United States of America; and (XVI) inability of third-party vendors to perform critical services to the company or its customers.


     AMCORE common stock is listed on The NASDAQ Stock Market under the symbol "AMFI." Further information about AMCORE Financial, Inc. can be found at the company's website at http://www.AMCORE.com and at www.VintageFunds.com.

                             AMCORE Financial, Inc.
                     CONSOLIDATED KEY FINANCIAL DATA SUMMARY

(in thousands, except share data)

                                                            Quarter Ended                         Trailing Twelve Months Ended
                                             --------------------------------------------------  -------------------------------
                                                     March 31,           Percent   December 31,          March 31,       Percent
Financial Highlights                            2001          2000       Change       2000           2001        2000    Change
-----------------------------------------------------------------------------------------------  -------------------------------
Net revenues, including security gains...... $ 46,199      $ 47,749       (3.2%)    $ 45,708     $ 185,765   $ 192,530    (3.5%)
Net interest income - FTE...................   31,343        35,238      (11.1%)      31,304       130,114     142,270    (8.5%)
Operating expenses..........................   30,602        29,720        3.0%       29,402       119,476     119,595    (0.1%)
Net income from operations..................    9,969        11,087      (10.1%)      10,404        41,707      44,461    (6.2%)
Net income..................................   10,194        11,087       (8.1%)      10,511        42,190      41,200     2.4%
Basic earnings per share from operations....     0.38          0.40       (5.0%)        0.40          1.57        1.59    (1.3%)
Basic earnings per share....................     0.39          0.40       (2.5%)        0.40          1.58        1.47     7.5%
Diluted earnings per share from operations..     0.38          0.40       (5.0%)        0.39          1.55        1.56    (0.6%)
Diluted earnings per share..................     0.39          0.40       (2.5%)        0.40          1.58        1.45     9.0%
Cash dividends per share....................     0.16          0.16        0.0%         0.16          0.64        0.58    10.3%
Book value per share........................    12.22         10.44       17.1%        11.87

                                                                            Quarter Ended
                                                   ------------------------------------------------------------
                                                                 March 31,                         December 31,
Key Financial Ratios (A)                                    2001          2000         Change          2000
---------------------------------------------------------------------------------------------------------------
   Return on average assets.....................            0.97%         1.03%        (0.06%)          1.02%
   Return on average equity.....................           12.99%        15.63%        (2.64%)         14.17%
   Net interest margin (FTE)....................            3.22%         3.44%        (0.22%)          3.14%
   Efficiency Ratio (FTE)  .....................           62.68%        59.12%         3.56%          61.07%

(A) All ratios have been adjusted to exclude restructuring and accounting changes.

                                                                           Quarter Ended
                                                   ------------------------------------------------------------
                                                                March 31,             Percent      December 31,
Income Statement                                           2001          2000         Change           2000
---------------------------------------------------------------------------------------------------------------
Interest income...................................       $ 75,626      $ 78,932         (4.2%)       $ 79,671
Interest expense..................................         46,400        45,970          0.9%          50,559
                                                   ------------------------------------------------------------
   Net interest income............................         29,226        32,962        (11.3%)         29,112
Provision for loan and lease losses...............          2,156         2,390         (9.8%)          2,340
Non-interest income:
   Trust and asset management income..............          6,782         7,622        (11.0%)          7,419
   Service charges on deposits....................          3,074         2,614         17.6%           3,153
   Mortgage revenues..............................          2,299           941        144.3%           1,500
   Bank owned life insurance income...............          1,044           162           N/M             741
   Other..........................................          3,031         2,745         10.4%           3,125
                                                   ------------------------------------------------------------
      Total non-interest income...................         16,230        14,084         15.2%          15,938
Net security gains................................            743           703          5.7%             658
Operating expenses:
   Personnel costs................................         16,672        16,263          2.5%          17,061
   Net occupancy expense..........................          2,062         1,837         12.2%           1,769
   Equipment expense..............................          2,160         2,283         (5.4%)          2,029
   External data processing expense...............          1,516         1,592         (4.8%)          1,408
   Professional fees..............................          1,116         1,008         10.7%             853
   Advertising and business development...........            836           983        (15.0%)            792
   Amortization of intangible assets..............            551           528          4.4%             520
   Communication expense..........................          1,044         1,076         (3.0%)            988
   Other..........................................          4,645         4,150         11.9%           3,982
                                                   ------------------------------------------------------------
      Total operating expenses....................         30,602        29,720          3.0%          29,402
                                                   ------------------------------------------------------------
Income before income taxes........................         13,441        15,639        (14.1%)         13,966
Income taxes......................................          3,472         4,552        (23.7%)          3,562
                                                   ------------------------------------------------------------
Net income from operations........................        $ 9,969      $ 11,087        (10.1%)       $ 10,404
Restructuring and accounting changes, net of tax..            225             -           N/M             107
                                                   ------------------------------------------------------------
Net income........................................       $ 10,194      $ 11,087         (8.1%)       $ 10,511
                                                   ============================================================

Average shares outstanding - basic (000)..........         26,057        27,477         (5.2%)         26,266
Average shares outstanding - diluted (000)........         26,309        27,832         (5.5%)         26,580
Ending shares outstanding (000)...................         25,839        27,113         (4.7%)         25,985

N/M=not meaningful

AMCORE Financial, Inc.

                                                                                   Quarter Ended March 31,
                                                                 -------------------------------------------------------
                                                                            2001                           2000
                                                                 -------------------------------------------------------
(in thousands)                                     Ending          Average        Yield/         Average         Yield/
                                                   Balance         Balance         Rate          Balance          Rate
------------------------------------------------------------------------------------------------------------------------
Assets:
   Taxable securities.....................         $ 949,229       $ 935,297       6.86%       $ 1,008,984        6.94%
   Tax-exempt securities (FTE)............           283,794         285,101       7.67%           304,141        7.68%
   Other earning assets...................             6,614          31,467       5.81%            19,066        5.63%
   Loans held for sale....................            43,886          36,156       7.88%            10,304        7.34%
   Loans, net of unearned income (FTE)....         2,564,831       2,592,155       8.55%         2,759,002        8.34%
                                              -------------------------------------------------------------------------
      Total Earning Assets (FTE)..........       $ 3,848,354     $ 3,880,176       8.07%       $ 4,101,497        7.94%
      Intangible assets...................            17,733          17,478                        17,914
      Other non-earning assets............           300,979         273,598                       202,243
                                              -------------------------------------------------------------------------
      Total Assets........................       $ 4,167,066     $ 4,171,252                   $ 4,321,654
                                              =========================================================================
Liabilities and Stockholders' Equity:
   Interest bearing deposits..............       $ 2,683,686     $ 2,710,789       5.27%       $ 2,700,506        4.81%
   Non-interest bearing deposits..........           359,629         345,171                       363,600
                                              -------------------------------------------------------------------------
      Total Deposits......................       $ 3,043,315     $ 3,055,960                   $ 3,064,106
                                              -------------------------------------------------------------------------
   Short-term borrowings..................           422,589         443,768       6.18%           619,732        5.95%
   Long-term borrowings...................           299,123         286,427       6.27%           295,460        6.16%
                                              -------------------------------------------------------------------------
      Total Interest Bearing Liabilities..         3,405,398       3,440,984       5.47%         3,615,698        5.11%
      Other liabilities...................            86,406          73,943                        57,029
                                              -------------------------------------------------------------------------
      Total Liabilities...................       $ 3,851,433     $ 3,860,098                   $ 4,036,327
      Stockholders' Equity................           315,633         311,154                       285,327
                                              -------------------------------------------------------------------------
      Total Liabilities and
      Stockholders' Equity................       $ 4,167,066     $ 4,171,252                   $ 4,321,654
                                              =========================================================================

                                                                            Quarter Ended
                                              ---------------------------------------------------------------------------
                                                            March 31,             Percent       December 31,     Percent
Asset Quality (in thousands)                          2001            2000        Change            2000         Change
-------------------------------------------------------------------------------------------------------------------------
Ending allowance for loan losses..........          $ 29,561        $ 29,166        1.4%          $ 29,157         1.4%
Net charge-offs...........................             1,558           1,601       (2.7%)            1,714        (9.1%)
Net charge-offs to average loans (B)......              0.24%           0.23%       0.01%             0.26%       (0.02%)

Non-performing assets:
   Non-performing loans - nonaccrual......          $ 31,736        $ 22,321       42.2%          $ 22,069        43.8%
   Foreclosed real estate (OREO)..........             2,880           2,137       34.8%             3,282       (12.2%)
   Other foreclosed assets................               996           1,226      (18.8%)            1,092        (8.8%)
                                              ---------------------------------------------------------------------------
      Total non-performing assets.........          $ 35,612        $ 25,684       38.7%          $ 26,443        34.7%
                                              ===========================================================================

Loans 90 days past due and still accruing.          $ 12,306         $ 6,647       85.1%          $ 13,136        (6.3%)

(B) On an annualized basis.

                                                                  March 31,                          December 31,
Key Asset Quality Ratios                                    2001            2000      Change             2000
-----------------------------------------------------------------------------------------------------------------
   Allowance to ending loans..............                  1.15%           1.05%       0.10%             1.11%
   Allowance to non-performing loans......                 93.15%         130.67%     (37.52%)          132.12%
   Non-performing loans to loans..........                  1.24%           0.80%       0.44%             0.84%
   Non-performing assets to loans & OREO..                  1.39%           0.92%       0.47%             1.01%
   Non-performing assets to total assets..                  0.85%           0.59%       0.26%             0.62%

Capital Adequacy
----------------------------------------------------------------------------------------------
  Total risk-based capital................                 12.25%          12.10%       0.15%
  Tier 1 risk-based capital...............                 11.25%          11.13%       0.12%
  Leverage ratio..........................                  7.99%           7.72%       0.27%

     April 23, 2001

     For media inquiries:                              For financial inquiries:
     Katherine Taylor                                  John Hecht
     Investor Relations Manager                        Chief Financial Officer
     815-961-7164                                      815-961-2787





           AMCORE FINANCIAL, INC., ANNOUNCES STOCK REPURCHASE PROGRAM

     ROCKFORD -- AMCORE Financial, Inc., announced today its Board of Directors has authorized the repurchase of up to five percent of its common stock, or 1.29 million shares.

     The transactions will be completed from time to time, depending on market conditions, through open market or privately negotiated purchases. AMCORE currently has 25.8 million shares of common stock outstanding.

     The repurchased shares will become treasury shares and will be used for general corporate purposes, including the issuance of shares in connection with AMCORE's stock option plans and other employee benefit plans.

     The repurchase of up to five percent of its common stock is in addition to the 338,000 shares that remain outstanding from the 2000 repurchase authorization for a total of 1.63 million shares. Robert J. Meuleman, chairman and chief executive officer of AMCORE, said, "We believe the repurchase of our own shares will enable us to take advantage of an attractive investment opportunity given the current price level of our stock. We feel this investment will be of benefit to both the Company and its stockholders and that this program demonstrates AMCORE's commitment to shareholder value."

     AMCORE Financial, Inc. is the bank distinguished by high performance asset management and the delivery of tailored products to business customers in selected high growth Midwestern markets. The Company is headquartered in northern Illinois with investment assets under administration of $4.8 billion and banking assets of $4.2 billion with 65 locations in Illinois and Wisconsin.

     The company has two financial services companies: AMCORE Mortgage, Inc. and AMCORE Investment Group. AMCORE Mortgage provides a variety of mortgage lending products and services to individuals. AMCORE Investment Group provides the following services: trust, brokerage, investment management, mutual fund administration, employee benefit plan record keeping and is the investment advisor for the Vintage family of mutual funds.

This news release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, plans, objectives, future performance and business of AMCORE. Statements that are not historical facts, including statements about beliefs and expectations, are forward-looking statements. These statements are based upon beliefs and assumptions of AMCORE'S management and on information currently available to such management. The use of the words "believe", "expect", "anticipate", "plan", "estimate", "may", "will" or similar expressions are forward looking statements. Forward-looking statements speak only as of the date they are made, and AMCORE undertakes no obligation to update publicly any of them in light of new information or future events.

Contemplated, projected, forecasted or estimated results in such forward-looking statements involve certain inherent risks and uncertainties. A number of factors
- many of which are beyond the ability of the company to control or predict - could cause actual results to differ materially from those in its forward-looking statements. These factors include, among others, the following possibilities: (I) heightened competition, including specifically the intensification of price competition, the entry of new competitors and the formation of new products by new and existing competitors; (II) adverse state and federal legislation and regulation; (III) failure to obtain new customers and retain existing customers; (IV) inability to carry out marketing and/or expansion plans; (V) loss of key executives or personnel; (VI) changes in interest rates including the effect of prepayment; (VII) general economic and business conditions which are less favorable than expected; (VIII) equity and fixed income market fluctuations; (IX) unanticipated changes in industry trends;
(X) unanticipated changes in credit quality and risk factors; (XI) success in gaining regulatory approvals when required; (XII) changes in Federal Reserve Board monetary policies; (XIII) unexpected outcomes on existing or new litigation in which AMCORE, its subsidiaries, officers, directors or employees are named defendants; (XIV) technological changes; (XV) changes in accounting principles generally accepted in the United States of America; and (XVI) inability of third-party vendors to perform critical services to the company or its customers.

     AMCORE common stock is listed on The NASDAQ Stock Market under the symbol "AMFI." Further information about AMCORE Financial, Inc. can be found at the company's website at http://www.AMCORE.com and at www.VintageFunds.com.

           May 2, 2001


           For media inquiries:
           Katherine Taylor, Investor Relations Manager
           815-961-7164

           For financial inquiries:
           John Hecht, Chief Financial Officer
           815-961-2787


                 AMCORE FINANCIAL REACHES A DEFINITIVE AGREEMENT
           FOR THE SALE OF ITS GRIDLEY BRANCH TO PONTIAC NATIONAL BANK

ROCKFORD, IL - AMCORE Financial, Inc. (Nasdaq: AMFI) announced today it has reached a definitive agreement for the sale of its Gridley, Ill. branch to the Pontiac National Bank.

Since the beginning of the year, AMCORE has successfully reached agreements for the sale of seven branches with a total of $73 million in loans and $192 million in deposits. The sales are part of AMCORE's organized effort to redirect capital to higher-growth areas where the company is more heavily concentrated. Total deposit premiums of approximately $12 million are expected from the transactions. It is probable that most or all of these sales will close in the second quarter of 2001.

"We're pleased to announce agreements have been reached for the sale of these seven branches," said Robert J. Meuleman, chairman and chief executive officer of AMCORE. "Gridley has been a solid market for us, but it no longer fits within our strategy. This sale, along with our other six branch sales, will allow us to focus on areas where we have a more concentrated presence along the I-90 corridor."

"Our commitment was to find a buyer that would support the community and provide a strong banking presence. We are confident that the Pontiac National Bank will continue to provide the Gridley market with excellent customer service and a strong offering of financial products and services," Meuleman said.

Ed Vogelsinger, President of Pontiac National Bank, commented: "We are very excited to add Gridley to our service area. Farmers, small business people and families form the core of our business and with branches in Pontiac and Bloomington, clientele of the Gridley facility will have access to more local area branches and ATM's."

In addition to traditional banking services, PNB offers Internet banking and bill payment services through its website pnbbank.com, debit cards, and 24-hours telephone banking. PNB also offers farm and investment management services.

With its 11 employees, the Gridley branch currently serves nearly 1,000 customers in McLean County and the surrounding area. The branch has $15 million in loans and $19 million in deposits.

Previous branch sale announcements included: Ashton/Rochelle to the First National Bank of Rochelle, IL; Mount Morris to UNION Savings BANK, Freeport, IL; Aledo to THE National Bank, Bettendorf, Iowa; and Sheffield and Wyanet to Peoples National Bank of Kewanee. Peoples National Bank of Kewanee then immediately announced the sale of the Wyanet branch to Citizens First State Bank of Walnut.

AMCORE Financial, Inc. is the bank distinguished by high performance asset management and the delivery of tailored products to business customers in selected high growth Midwestern markets. The Company is headquartered in northern Illinois with investment assets under administration of $4.8 billion and banking assets of $4.2 billion with 64 locations in Illinois and Wisconsin. After all of the branch sales are closed, AMCORE will have 57 locations and assets will be $4.0 billion.

The company has two financial services companies: AMCORE Mortgage, Inc. and AMCORE Investment Group. AMCORE Mortgage provides a variety of mortgage lending products and services to individuals. AMCORE Investment Group provides the following services: trust, brokerage, investment management, mutual fund administration, employee benefit plan record keeping and is the investment advisor for the Vintage family of mutual funds.

AMCORE common stock is listed on The NASDAQ Stock Market under the symbol "AMFI." Further information about AMCORE Financial, Inc. can be found at the company's website at http://www.AMCORE.com.

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